Exhibit 4.2

Amended Rights Agreement

This Amended Rights Agreement is made as of the 19th day of March, 2004 between SEMCO Energy, Inc., a Michigan corporation ("SEMCO"), formerly named Southeastern Michigan Gas Enterprises, Inc. and National City Bank, as successor Rights Agent to Continental Stock Transfer & Trust Company ("Continental").

WHEREAS, as of April 15, 1997 SEMCO and Continental entered into a Rights Agreement ("Rights Agreement") wherein SEMCO declared a dividend distribution of one Right for each share of outstanding Common Stock; and

WHEREAS, as of September 2, 2003 SEMCO appointed National City Bank as successor Rights Agent to Continental under the Rights Agreement; and

WHEREAS, Section 26 of the Rights Agreement grants to SEMCO the right to amend any provision of the Rights Agreement prior to the Distribution Date without the approval of any holders of certificates representing shares of Common Stock; and

WHEREAS, the Board of Directors of SEMCO have authorized this amendment to the Rights Agreement pursuant to Section 26 of the Rights Agreement.

NOW, THEREFORE, it is agreed as follows:

1.   The definition of "Acquiring Person" in Section 1(a) of the Rights Agreement shall be amended to read in its entirety as follows:

(a)   "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, (iv) any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (v) any Person who becomes the Beneficial Owner of fifteen percent (15%) of more of the shares of Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company unless and until such Person, after becoming aware that such Person has become the Beneficial Owner of fifteen percent (15%) or more of the then outstanding shares of Common Stock, acquires beneficial ownership of additional shares of Common Stock representing one percent (1%) or more of the shares of Common Stock then outstanding, (vi) any Person who acquires shares of Common Stock upon the conversion of shares of the Company's Series B Convertible Preference Stock or shares upon the exercise of Common Stock purchase warrants.

2.   Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Rights Agreement.

3.   Except as hereinabove provided, the Rights Agreement shall continue in full force and effect in accordance with its terms.

SEMCO ENERGY, INC.

By: John E. Schneider
Its: Senior Vice President & CFO

NATIONAL CITY BANK

By: Matthew Hostelley
Its: Vice President

DETROIT 15245-1 794310

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